Exhibit 32.1

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as President and Chief Executive Officer of Nortek, Inc. (the "Company"), does hereby certify that to my knowledge:

1. the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 fairly presents, in all material respects, the financial condition and results of operations of the Company.

_____
Name: Richard L. Bready
Title: President and Chief Executive Officer

Dated: March 29, 2005